APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Built To Scale LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
REVENUES		
Sales	$ 28,381.92	$ 3,603.91
Other Revenue	-	-
TOTAL REVENUES	**28,381.92**	**3,603.91**
COST OF GOODS SOLD		
Cost of Sales	14,181.31	2,272.04
Supplies	4,801.49	1,344.01
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	18,982.80	3,616.05
GROSS PROFIT (LOSS)	9,399.12	(12.14)
OPERATING EXPENSES		
Advertising and Promotion	-	823.03
Bank Service Charges	385.48	162.58
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	3,639.57	753.90
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	4,801.49	1,344.01
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	49.00
Occupancy	-	-
Rental Payments	-	-
Salaries	-	224.50
Payroll Taxes and Benefits	-	-
Travel	27.61	146.41
Utilities	-	-
Website Development	584.85	1,129.08
TOTAL OPERATING EXPENSES	9,439.00	4,632.51

OPERATING PROFIT (LOSS)		(39.88)		(4,644.65)
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)		-		-
Interest Expense		-		-
Income Tax Expense		-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-		-
NET INCOME (LOSS)	$	(39.88)	$	(4,644.65)

Built To Scale LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period 31-Dec-21	Prior Period 31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 159.75	$ 368.13
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	16,990.11	9,916.72
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	17,149.86	10,284.85
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 17,149.86	$ 10,284.85
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		17,149.86		10,284.85
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		17,149.86		10,284.85
TOTAL LIABILITIES & EQUITY	$	**17,149.86**	$	**10,284.85**
Balance Sheet Check		-		(0.00)

Built To Scale LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2021

	Current Period	Prior Period
	12-31-21	12-31-20
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	25,382	3,604
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	25,382	3,604
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	25,382	3,604
CASH - BEGINNING	368	-
CASH - ENDING	25,750	3,604

I, Perry Romero, certify that:

1. The financial statements of Built To Scale included in this Form are true and complete in all material respects; and
2. The tax return information of Built To Scale included in this Form reflects accurately the information reported on the tax return for Built To Scale for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Perry Romero*

Name: Perry Romero

Title: Owner